UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2024
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2024

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the Renasant Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes to the financial statements (collectively, “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan’s auditor since 2005.

Memphis, Tennessee
June 27, 2025

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2024	2023

Assets
Investments, at fair value
Mutual funds	$222,395	$198,703
Separately managed accounts	70,656	70,834
Renasant Corporation common stock	22,447	21,842
Total investments	315,498	291,379

Receivables
Company contributions	181	123
Participant contributions	346	232
Notes receivable from participants	4,185	3,908
Total receivables	4,712	4,263

Net assets available for benefits	$320,210	$295,642

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2024	2023

Investment income
Interest	$298	$226
Dividends	8,683	5,749
Net appreciation in fair value of investments	27,670	29,874
Other income	—	39
Total investment income	36,651	35,888

Contributions
Company	7,587	6,846
Participants	14,028	13,430
Rollovers	1,758	1,870
Transfer of assets into plan	—	1,559
Total contributions	23,373	23,705

Deductions
Benefits paid to participants	35,210	24,368
Administrative expenses and fees	246	187
Total deductions	35,456	24,555

Net increase in net assets available for benefits	24,568	35,038

Net assets available for benefits:
Beginning of year	295,642	260,604

End of year	$320,210	$295,642

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan
This description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan that includes a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Bank (the “Bank”) and its parent company, Renasant Corporation (the “Company”), as well as all employees of the Bank’s wholly-owned subsidiaries, Renasant Insurance, Inc., Park Place Capital Corporation and Continental Republic Capital, LLC.

The Plan was amended in 2021, such that executive officers are no longer eligible to receive an allocation of the Bank’s profit sharing contributions. The Plan was amended in 2022 to add Continental Republic Capital, LLC as a participating employer. Following the Bank’s acquisition of Southeastern Commercial Finance, LLC in 2022, The Southeastern Commercial Finance 401(k) Profit Sharing Plan was merged into the Plan, with the assets transferring into the Plan during 2023. Effective July 1, 2024, the Bank sold substantially all of the assets of Renasant Insurance, Inc., the Bank’s wholly-owned subsidiary. As a result of the sale, terminated employees were presented the option to keep their account balances in the Plan or roll over their balance into another qualified retirement plan.

Eligibility: Common law employees, other than employees subject to a collective bargaining agreement, non-resident aliens and temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan document. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. Participants may also roll over distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

The Bank matches 100% of each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Bank may elect to make a profit sharing contribution in any year, allocated as a level percentage of the compensation of each eligible participant and the same percentage of compensation of each eligible participant in excess of the Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. If the Bank elects to make a discretionary profit sharing contribution to non-executive participants, such contributions are made and allocated at the end of the Plan Year to the accounts of eligible participants (a) who are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) who die or become disabled during the Plan Year, or (c) who attain the normal retirement age while employed. No additional contributions are allocated to money purchase accounts or ESOP accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day. The Plan allows participants to invest in common stock of the Company (“Employer Stock”). Participants may elect annually whether cash dividends paid on Employer Stock will be re-invested in additional shares of Employer Stock within the individual participant’s account or be paid to the participant in cash.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan (continued)

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Nondiscretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Safe harbor matching contributions vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future employer contributions or to pay plan expenses. There were forfeitures used in the amount of $187,159 and $164,934 for the years ended December 31, 2024 and 2023, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects.

Administrative Expenses: Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Company at the Company’s discretion.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s accounts and bear interest at 1% over the Prime Rate published in The Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2024, the Prime Rate was 7.50%. The interest rate is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note B – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred after December 31, 2024 through the date of issuance of its financial statements.

Effective April 1, 2025, the Company completed its acquisition of The First Bancshares, Inc. (“The First”), and The First’s subsidiary bank merged with and into the Bank. In connection with the merger, The First Bank 401(k) Plan (the “The First Plan”) was terminated. Participants in The First Plan who continue employment with the Company or the Bank will be allowed to roll over their account balances from The First Plan into the Renasant Bank 401(k) Plan upon receipt from the IRS of a favorable determination as to The First Plan’s tax-qualified status.

No other significant events that required adjustment to or disclosure in the financial statements occurred prior to the issuance of the accompanying financial statements.

Note C – Related Party Transactions

The Bank sponsors the Plan. Common stock of the Company is one of the investment options in the Plan. The Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are offered in the form of separately managed accounts, each consisting of mutual funds. Although these separately managed accounts bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on July 27, 2017, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Mutual funds: These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is calculated by subtracting a fund’s liabilities from its assets and then dividing by the number of outstanding shares. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)

Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)

Renasant Corporation common stock: The Company’s common stock is traded on the New York Stock Exchange and is valued using the closing price on the last day of the Plan year. (Level 1)

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2024
Mutual funds	$222,395	$222,395
Separately managed accounts	70,656	70,656
Renasant Corporation common stock	22,447	22,447
Total investments	$315,498	$315,498

December 31, 2023
Mutual funds	$198,703	$198,703
Separately managed accounts	70,834	70,834
Renasant Corporation common stock	21,842	21,842
Total investments	$291,379	$291,379

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2024
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	AB	Large Cap Growth Z	***	$10,733
	American Century	Small Cap Growth R6	***	3,535
	Baird	Core Plus Bond Institutional	***	3,749
	Buffalo	International Institutional	***	778
**	Federated	Government Obligation Premier	***	20,648
**	Federated	Hermes Intl Small-Mid Co FD	***	2,875
**	Federated	Institutional High Yield Bond R6	***	1,140
**	Federated	Total Return Bond R6	***	1,175
	Hartford	Dividend and Growth R6	***	3,494
	JP Morgan	Core Bond R6	***	4,051
	JP Morgan	Growth Advantage R6	***	20,559
	JP Morgan	Hedged Equity R6	***	12,164
	JP Morgan	Undiscovered MGRS Behavioral Value L	***	3,005
	Matthews Asia	Small Companies Institutional	***	550
	MFS	Mid Cap Value R6	***	2,053
	Smead	Value Y	***	3,319
	T. Rowe Price	Retirement 2015	***	1,344
	T. Rowe Price	Retirement 2020	***	3,758
	T. Rowe Price	Retirement 2025	***	10,594
	T. Rowe Price	Retirement 2030	***	14,048
	T. Rowe Price	Retirement 2035	***	10,732
	T. Rowe Price	Retirement 2040	***	10,126
	T. Rowe Price	Retirement 2045	***	7,366
	T. Rowe Price	Retirement 2050	***	5,694
	T. Rowe Price	Retirement 2055	***	5,573
	T. Rowe Price	Retirement 2060	***	3,281
	T. Rowe Price	Retirement 2065	***	1,774
	Value Line	Mid Cap Focused Institutional	***	5,275
	Vanguard	Developed Markets Index Admiral	***	3,119
	Vanguard	Large Cap Index Admiral	***	11,432
	Vanguard	Mid Cap Index Admiral	***	4,887
	Vanguard	Small Cap Index Fund Admiral	***	6,613
	Vanguard	Total Intl Stock Index Admiral	***	2,518
	Vanguard	Total Stock MRK Index Admiral	***	20,433
				$222,395

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2024
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Account:
	AB	Large Cap Growth Z	***	$145
	American Century	Small Cap Growth R6	***	121
	Baird	Core Plus Bond Institutional	***	710
	Buffalo	International Fund Institutional	***	145
	Cohen & Steers	Real Estate Securities Z	***	121
	Federated	Government Obligation Premier	***	486
	Federated	Hermes International Small-Mid Company	***	121
	Federated	Hermes Total Return Bond R6	***	713
	Federated	Institutional High Yield Bond R6	***	122
	First Eagle	Global I	***	61
	Hartford	Dividend & Growth R6	***	145
	Hartford	International Value R6	***	145
	JP Morgan	Core Bond R6	***	710
	JP Morgan	Global Bond Opportunities R6	***	423
	JP Morgan	Growth Advantage R6	***	145
	JP Morgan	Hedged Equity R6	***	121
	JP Morgan	Undiscovered Mgrs Behavioral	***	121
	Matthews Asia	Emerging Markets Small Co	***	121
	MFS	Mid Cap Value R6	***	242
	Pimco	Income International	***	535
	Schwab	Treasury Inflation Report	***	181
	Smead	Value Y	***	145
	Value Line	Mid Cap Focused Fund Institutional	***	61
	Vanguard	Developed Markets Index Admiral Class	***	73
	Vanguard	Large Cap Index Admiral Class	***	145
	Total Renasant Bank Income Fund			$6,058

*/**	Renasant Bank Conservative Growth Account:
	AB	Large Cap Growth Z	***	$542
	American Century	Small Cap Growth R6	***	580
	Baird	Core Plus Bond Institutional	***	1,910
	Buffalo	International Fund Institutional	***	696
	Cohen & Steers	Real Estate Securities Z	***	580
	Federated	Government Obligation Premier	***	1,165
	Federated	Hermes International Small-Mid Company	***	387
	Federated	Hermes Total Return Bond R6	***	1,918

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2024
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	Institutional High Yield Bond R6	***	195
	First Eagle	Global I	***	194
	Hartford	Dividend & Growth R6	***	542
	Hartford	International Value R6	***	697
	JP Morgan	Core Bond R6	***	1,908
	JP Morgan	Global Bond Opportunities R6	***	1,354
	JP Morgan	Growth Advantage R6	***	542
	JP Morgan	Hedged Equity R6	***	580
	JP Morgan	Undiscovered Mgrs Behavioral	***	580
	Matthews Asia	Emerging Markets Small Co	***	580
	MFS	Mid Cap Value R6	***	774
	Pimco	Income International	***	1,439
	Schwab	Treasury Inflation Report	***	580
	Smead	Value Y	***	542
	Value Line	Mid Cap Focused Fund Institutional	***	194
	Vanguard	Developed Markets Index Admiral Class	***	348
	Vanguard	Large Cap Index Admiral Class	***	542
	Total Renasant Bank Conservative Growth Plan			$19,369

*/**	Renasant Bank Moderate Growth Account:
	AB	Large Cap Growth Z	***	$669
	American Century	Small Cap Growth R6	***	743
	Baird	Core Plus Bond Institutional	***	1,436
	Buffalo	International Fund Institutional	***	818
	Cohen & Steers	Real Estate Securities Z	***	557
	Federated	Government Obligation Premier	***	746
	Federated	Hermes International Small-Mid Company	***	557
	Federated	Hermes Total Return Bond R6	***	1,442
	Federated	Institutional High Yield Bond R6	***	187
	First Eagle	Global I	***	372
	Hartford	Dividend & Growth R6	***	669
	Hartford	International Value R6	***	818
	JP Morgan	Core Bond R6	***	1,436
	JP Morgan	Global Bond Opportunities R6	***	929
	JP Morgan	Growth Advantage R6	***	671
	JP Morgan	Hedged Equity R6	***	557
	JP Morgan	Undiscovered Mgrs Behavioral	***	557
	Matthews Asia	Emerging Markets Small Co	***	743

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2024
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	MFS	Mid Cap Value R6	***	929
	Pimco	Income International	***	1,083
	Schwab	Treasury Inflation Report	***	743
	Smead	Value Y	***	669
	Value Line	Mid Cap Focused Fund Institutional	***	186
	Vanguard	Developed Markets Index Admiral Class	***	409
	Vanguard	Large Cap Index Admiral Class	***	669
	Total Renasant Bank Moderate Growth Plan			$18,595

*/**	Renasant Bank Growth Account:
	AB	Large Cap Growth Z	***	$553
	American Century	Small Cap Growth R6	***	628
	Baird	Core Plus Bond Institutional	***	669
	Buffalo	International Fund Institutional	***	553
	Cohen & Steers	Real Estate Securities Z	***	377
	Federated	Government Obligation Premier	***	378
	Federated	Hermes International Small-Mid Company	***	502
	Federated	Hermes Total Return Bond R6	***	672
	Federated	Institutional High Yield Bond R6	***	126
	First Eagle	Global I	***	251
	Hartford	Dividend & Growth R6	***	552
	Hartford	International Value R6	***	552
	JP Morgan	Core Bond R6	***	671
	JP Morgan	Global Bond Opportunities R6	***	502
	JP Morgan	Growth Advantage R6	***	552
	JP Morgan	Hedged Equity R6	***	377
	JP Morgan	Undiscovered Mgrs Behavioral	***	502
	Matthews Asia	Emerging Markets Small Co	***	628
	MFS	Mid Cap Value R6	***	753
	Pimco	Income International	***	505
	Schwab	Treasury Inflation Report	***	628
	Smead	Value Y	***	552
	Value Line	Mid Cap Focused Fund Institutional	***	251
	Vanguard	Developed Markets Index Admiral Class	***	276
	Vanguard	Large Cap Index Admiral Class	***	552
	Total Renasant Bank Growth Plan			$12,562

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2024
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*/**	Renasant Bank Aggressive Growth Account:
	AB	Large Cap Growth Z	***	$682
	American Century	Small Cap Growth R6	***	703
	Baird	Core Plus Bond Institutional	***	488
	Buffalo	International Fund Institutional	***	830
	Cohen & Steers	Real Estate Securities Z	***	563
	Federated	Government Obligation Premier	***	424
	Federated	Hermes International Small-Mid Company	***	703
	Federated	Hermes Total Return Bond R6	***	490
	First Eagle	Global I	***	281
	Hartford	Dividend & Growth R6	***	612
	Hartford	International Value R6	***	745
	JP Morgan	Core Bond R6	***	487
	JP Morgan	Global Bond Opportunities R6	***	422
	JP Morgan	Growth Advantage R6	***	682
	JP Morgan	Hedged Equity R6	***	563
	JP Morgan	Undiscovered Mgrs Behavioral	***	563
	Matthews Asia	Emerging Markets Small Co	***	985
	MFS	Mid Cap Value R6	***	984
	Pimco	Income International	***	368
	Schwab	Treasury Inflation Report	***	563
	Smead	Value Y	***	612
	Value Line	Mid Cap Focused Fund Institutional	***	281
	Vanguard	Developed Markets Index Admiral Class	***	394
	Vanguard	Large Cap Index Admiral Class	***	647
	Total Renasant Bank Aggressive Growth Plan			$14,072

	Total Separately managed accounts (fund of funds)			$70,656

	Common stock fund
**	Renasant Corporation	Common Stock	***	$22,447

	Receivables
**	Company Contributions	Company’s annual matching and nondiscretionary contribution	***	$181
**	Participant Contributions	Participant contributions made in 2025 earned in 2024	***	$346
**	Notes Receivable from Participants	Range of interest rates from 4.25% to 9.50% with maturity dates through 2034	***	$4,185

	Total assets (held at end of year)			$320,210

*    Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940, as amended.
**        Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 27, 2025	by:	/s/ Leslie Ausbon
Leslie Ausbon
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm